Exhibit 23.3


                            Consent of KPMG Audit Plc


The Board of Directors
Protean plc:

We consent to the incorporation by reference in the Post-Effective Amendment No. 2 on Form S-8 to Form S-4 of United States Filter Corporation of our report dated June 12, 1997, relating to the consolidated balance sheet of Protean plc as of March 31, 1997, and the related consolidated profit and loss account, cash flow statement, reconciliation of net cash flow to movement in net debt, statement of total recognised gains and losses, reconciliation of movements in shareholders' funds, and note of consolidated historical cost profits and losses for the year ended March 31, 1997.




KPMG Audit Plc
Chartered Accountants and Registered Auditor
London
July 16, 1998